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S[illegible] [illegible]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2006
WASH. D.C. 213 SECTION

SEC FILE NUMBER
8-25844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SunGard Institutional Brokerage Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Salt Creek Lane
(No. and Street)

Hinsdale	**Illinois**	**60521**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Vance **314-983-7205**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I affirm that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Institutional Brokerage Inc., as of December 31, 2005, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature - Kevin Rafferty/CEO

"OFFICIAL SEAL"
Katherine J. Albright
Notary Public, State of Illinois
My Commission Exp. 08/20/2009

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SunGard Institutional Brokerage Inc.

Statement of Financial Condition
December 31, 2005

PROCESSING
SEC MAIL
RECEIVED
MAR 01 2006
SECTION
213
WASH., D.C.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of
SunGard Institutional Brokerage Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Institutional Brokerage Inc. (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2006

SunGard Institutional Brokerage Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 19,271,583
Accounts receivable	7,986,559
Due from affiliates	1,004,271
Fixed assets	626,712
Goodwill and identifiable intangible assets	9,842,189
Deferred Research Costs	430,550
Deferred Taxes	320,381
Due from Parent	282,439
Other assets	661,457
Total assets	$ 40,426,141
Liabilities and Shareholder's Equity	
Due to affiliates	$ 3,328,998
Accrued expenses and other liabilities	5,783,407
Accrued soft dollar liabilities	1,503,791
Short-term bank liability	1,189,564
Total liabilities	11,805,760
Shareholder's equity	
Common stock, $.10 par value; 200 shares authorized, issued and outstanding	20
Additional paid-in capital	29,902,077
Retained earnings	(1,281,716)
Total shareholder's equity	28,620,381
Total liabilities and shareholder's capital	$ 40,426,141

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

SunGard Institutional Brokerage Inc. (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of SunGard Investment Ventures Inc. whose parent is SunGard Data Systems, Inc. ("SunGard"). On August 11, 2005, SunGard completed its merger agreement to be acquired by a consortium of private equity firms (the "Transaction").

The Company conducts business on behalf of its customers with clearing brokers located in New York City. These customers are principally investment advisors, who are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company generates commissions and other income from introducing securities transactions on behalf of its customers who are using various portfolio and investment management systems and databases provided by different SunGard subsidiaries and third parties. Clearance and execution fees in the statement of operations primarily represents brokerage, clearing and service fees paid to those subsidiaries and third parties for services provided to the Company's customers based on pre-existing arrangements. The Company also generates income by offering execution services and an electronic order routing network for placing securities trades through brokers and ECNs. Additionally, the Company provides an interactive trading link between various employee benefit, trust and custodial systems with mutual funds via the National Securities Clearing Corporation and acts as an asset aggregator for money market mutual funds. These services are offered under agreement with MidAtlantic Capital Corporation, a registered broker-dealer in securities with the National Association of Securities Dealers.

The Company's cash is primarily with two financial institutions.

At December 31, 2005, the Company's assets and liabilities are carried at fair value or amounts approximating fair value.

Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued a new standard on accounting for share-based payments, SFAS Number 123R (revised 2004), "Share-Based Payment" (SFAS 123R). SFAS 123R supersedes Accounting Principles Board Opinion Number 25 (APB 25) and requires companies to expense the fair value of employee stock options and

similar awards over the employee requisite service period. SunGard adopted SFAS 123R as of the date of the Transaction using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. As all awards were accelerated at the transaction date all new awards are charged to the Company under SFAS 123R by SunGard. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period. See Footnote 5 for more information on Stock-Based Compensation.

2. Related-Party Transactions

The Company settles all intercompany expense and income allocations with SunGard and its subsidiaries throughout the year. At December 31, 2005 the amounts due from affiliates and due to parent and affiliates represent such amounts due to or from SunGard and its subsidiaries for unsettled items.

The Company receives floor brokerage and clearing services from affiliated broker dealers.

The Company also reimburses SunGard for rent paid for its New York and Illinois offices.

The Company also reimburses SunGard and various affiliates for medical and dental insurance premiums, professional services, and technology expenses paid on its behalf.

3. Goodwill and Identifiable Intangible Assets

Goodwill and identifiable intangible assets acquired in the MidAtlantic Institutional Shares Inc. ("MidAtlantic") acquisition consist of the following:

Goodwill	$ 38,412
Non-compete covenants	3,434,113
Less, accumulated amortization	(2,174,939)
	1,259,174
Customer Lists	18,382,915
Less, accumulated amortization	(9,838,312)
	8,544,603
Total carrying amount, net	$ 9,842,189

Identifiable intangible assets consist of non-compete covenants and customer lists and are amortized over periods of 5 and 6 years, respectively. Amortization expense associated with identifiable intangible assets was $3,702,565 for the year ended December 31, 2005. Estimated amortization expense for existing identifiable intangible assets is $3,702,565 for 2006, $3,588,094 for 2007 and $2,513,118 for 2008 at which point current identifiable intangible assets will be fully amortized.

4. Fixed Assets

As of December 31, 2005 fixed assets included the following:

Software	$ 733,729
Telecommunications equipment	587,860
Computer	251,736
Furniture and fixtures	341,474
	1,914,799
Accumulated depreciation	(1,288,087)
	$ 626,712

Fixed assets are depreciated on a straight-line basis over their estimated useful lives ranging from 2 to 10 years.

5. Stock Option and Award Plans

Employee Stock Purchase Plan
Substantially all employees of the Company are eligible to participate in SunGard's Employee Stock Purchase Plan, through payroll deductions. The purchase price is 85% of the lower of the closing price of the SunGard's common stock on the first business day or the last business day of each calendar quarter. The SunGard Employee Stock Purchase Plan was discontinued on March 31, 2005.

Equity Incentive Plans
Under SunGard's Equity Incentive Plans, awards or options to purchase shares of common stock may be granted to key employees. Options may be either incentive stock options or nonqualified stock options, and the option price generally must be at least equal to the fair value of the Company's common stock on the date of grant. Generally, options are granted for a ten-year term and are subject to a four- or five-year vesting schedule. All outstanding options as of August 10, 2005 were accelerated in connection with the Transaction and the plan was terminated.

Prior to the closing of the Transaction, SunGard applied Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees," in accounting for its stock option and award plans and allocated such costs to the Company.

Post-Transaction
In connection with the Transaction, the SunGard adopted a new equity-based management compensation plan. Under this plan, certain management and key employees were granted time-based options or a combination of time-based and performance-based options to purchase stock in SunGard.

During the period August 11, 2005 through December 31, 2005, the Parent Companies granted time-based and performance-based options. Time-based options vest over the next five years as follows: 25% one year after date of grant, and 1/48 of the remaining balance each month thereafter for 48 months. Performance-based options vest upon the attainment of certain annual and cumulative earnings goals for the Parent Companies during the six-year period beginning January

1, 2005. Time-based and performance-based options can vest upon a change in control, subject to certain conditions, and expire ten years from the date of grant.

As of the date of the Transaction, SunGard adopted SFAS Number 123R (revised 2004), "Share-Based Payment" (SFAS 123R), using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. Time-based and performance-based options granted in the period August 11, 2005 through December 31, 2005 have an exercise price of $18.00 per Unit and a fair value of $10.54 per Unit based on the Black-Scholes option-pricing model using the following assumptions: expected term to exercise of 5.5 years; expected volatility of 62%; risk-free interest rate of 4.18%; and no dividend yield. Expected volatility is based primarily on a combination of the Parent Companies' historical volatility adjusted for its new leverage and estimates of implied volatility of the Parent Companies' peer group. The requisite service period is up to 5.4 years from the date of grant. The Company was charged non-cash stock compensation expense of $141,881 by SunGard included in Employee Compensation and Benefits Expense. For performance-based options, vesting, and therefore compensation expense, is estimated at the time that the achievement of the annual and cumulative earnings goals becomes probable. For time-based options, compensation expense is recorded on a straight-line basis over the requisite service period of five years.

6. Income Taxes

The Company is part of a federal consolidated tax return with SunGard. Pursuant to an informal tax-sharing agreement, the Company computes its federal tax provision on a separate-company basis. The Company files, on a separate-return basis, for state and local income tax purposes.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $9,907,164 which exceeded the minimum requirement of $787,051 by $9,120,113. The Company's net capital ratio was 1.19 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions in Section (k)(2)(ii).

8. Off-Balance-Sheet Arrangements

The Company introduces its customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of clearance agreements.

Customer activity is transacted on a cash basis in which full payment is required upon settlement of trades. The Company's clearing brokers are exposed to risk of loss in the event that a customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain related to the Company's customers. As the indemnification has no maximum amount and applied to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2005, the Company has recorded no liabilities with regard to

the indemnification. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. As of December 31, 2005, amounts were owed to the clearing brokers by these customers, which were in connection with normal delivery-against payment, cash-account transactions. After December 31, 2005, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with these transactions are held by the clearing brokers as collateral from the amounts owed.

9. Commitments

The Company leases office space and equipment under lease agreements and has other operating commitments expiring on various dates through 2008. Certain leases contain provisions for rent escalation. At December 31, 2005, the future minimum rentals for the operating leases are as follows:

2006	$ 359,829
2007	28,770
2008	17,484
2009	-
	$ 406,083

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Shareholder of SunGard Institutional Brokerage Inc.

In planning and performing our audit of the financial statements and supplementary schedules of SunGard Institutional Brokerage Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclosure all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, he SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2006